Branden Berns Partner T: +1 415.393.4631 BBerns@gibsondunn.com

July 23, 2025

VIA ELECTRONIC MAIL AND EDGAR FILING

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549

Attention: Mr. Blake Grady

XOMA Royalty Corporation

Turnstone Biologics Corp.

Schedule TO-T Filed July 11, 2025

Filed by XOMA Royalty Corporation

File No. 005-94123

Dear Mr. Grady:

On behalf of XOMA Royalty Corporation (the “Purchaser”), please find responses to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2025 (“Letter”), with respect to the Purchaser’s Schedule TO-T filed on July 11, 2025 (the “Schedule TO”) and the Offer to Purchase, dated July 11, 2025 (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Concurrently with delivery of this letter, the Purchaser filed updated Tender Offer Materials (the “Revised Tender Offer Materials”), including a Schedule TO-T/A and revised Offer to Purchase (the “Revised Offer to Purchase”), which reflect, among other things, revisions to address the Staff’s comments.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter. Unless otherwise specified, all references to page numbers and captions correspond to the Offer to Purchase and all capitalized terms used but not defined herein have the same meaning as in the Tender Offer Materials.

General

1.

We note that the principal business of Purchaser, as described on page A-1, is solely “to consummate the Offer and effect the Merger pursuant to the Merger Agreement, and to perform its obligations under the CVR Agreement.” However, your Schedule TO states that the principal business of Purchaser is “to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes,” and Purchaser’s website states that “XOMA is a biotechnology royalty aggregator … with more than 70 assets.” Please revise to address these apparent discrepancies. Refer to Item 1003(b) of Regulation M-A.

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600 | San Francisco, CA 94111-3715 | T: 415.393.8200 | F: 415.393.8306 | gibsondunn.com

July 23, 2025 Page 2

Response: In response to the Staff’s comment, Purchaser has revised the disclosure in the Revised Tender Offer Materials to clarify that Purchaser is a Nevada corporation whose primary business is as a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic drug candidates (see page 2 of the Schedule TO-T/A).

2.

Disclosure on page A-1 indicates that “Mr. Burns joined Purchaser in August 2006.” However, based on disclosure in Item 3 of your Schedule TO, it appears that Purchaser was formed in 2011. Please revise or advise.

Response: In response to the Staff’s comment, Purchaser has revised the disclosure in the Revised Tender Offer Materials to clarify that Purchaser was incorporated in Delaware in 1981 and redomiciled as a Bermuda-exempted company in December 1998. Effective December 31, 2011, Purchaser redomiciled from Bermuda back to Delaware. Purchaser subsequently reincorporated in Nevada on May 30, 2025 (see page 2 of the Schedule TO-T/A).

3.	Please disclose the information required by Item 1008(a) and (b) of Regulation M-A.

Response: In response to the Staff’s comment, Purchaser has revised the disclosure in the Revised Tender Offer Materials to include the following information (see page 34 of the Revised Offer to Purchase):

“As of July 23, 2025, neither Purchaser nor any of Purchaser’s executive officers and directors beneficially owned any Shares of Turnstone. No transactions with respect to the Shares have been effected by Purchaser, or, to Purchaser’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of Purchaser, during the 60 days prior to the date of this Offer to Purchaser.”

4.

Refer to the first bullet point under the caption “What Is the CVR and How Does It Work?” on page 2. Please provide illustrative disclosure, in plain English, showing how the CVR Proceeds will be calculated, including how Net Cash Excess and Net Cash Shortfall will be calculated. Refer to Item 1001 of Regulation M-A and to Item 1004(a)(1)(ii) of Regulation M-A.

Response: In response to the Staff’s comment, Purchaser has revised the first bullet point and included a new second bullet under the caption “What Is the CVR and How Does It Work” in the Revised Tender Offer Materials with the following language (see page 3 of the Revised Offer to Purchase):

•

“At or prior to the Offer Closing Time, Purchaser, Merger Sub, the rights agent (the “Rights Agent”) and the representative of the holders of the CVRs (the “Representative”) will enter into the CVR Agreement, governing the terms of the CVRs. Each CVR will represent a

July 23, 2025 Page 3

contractual right to receive contingent cash payments equal to a pro rata share of: (i)(a) the net tax receivables from Canadian federal and territory/provincial tax authorities and/or Québec Scientific Research and Experimental Development (“SR&ED”) tax credit program as tax refunds up to $850,000 (excluding the $55,610 Québec SR&ED amount that has been scheduled on Schedule 1.01 of the Merger Agreement) and (b) the payments received from the landlord under the Sublease, dated November 16, 2022, between Turnstone and Medivis, Inc., as a return of security deposit up to $260,000 ((a) and (b) together, the “Legacy Receivable Amount”), plus (ii) Net Cash Excess (as defined below), if any, and minus (iii) Net Cash Shortfall (as defined below), if any. “Net Cash Excess” means if Final Net Cash is greater than Closing Net Cash (each as defined in the Merger Agreement and calculated in accordance with Section 2.01(c) of the Merger Agreement), then the amount equal to (a) Final Net Cash, minus (b) Closing Net Cash. “Net Cash Shortfall” means if Final Net Cash is less than Closing Net Cash, then the amount equal to (a) Closing Net Cash, minus (b) Final Net Cash.

•

For illustrative purposes only, assuming that: (a) Turnstone receives $510,000 in tax refunds from Canadian tax authorities (i.e., 60% of the maximum refund amount), and $156,000 from Medivis, Inc. as a return of the security deposit under the Sublease Agreement (also 60% of the maximum amount), and (b) Final Net Cash is $3,000,000 and Closing Net Cash is $3,000,000, such that there is no Net Cash Excess or Net Cash Shortfall, then the aggregate amount payable under the CVRs would be $666,000 or approximately $0.03 per CVR (based on (i) 23,140,691 Shares issued and outstanding, and (ii) 1,135 Shares underlying Turnstone RSUs).”

5.

On page 3, disclosure indicates that the “offeror estimates that the amount that will be payable (on a pre-tax basis) under the CVRs will be approximately $0.03 per CVR.” Revise the Offer to Purchase to explain the basis for the offeror’s belief with respect to the CVRs.

Response: In response to the Staff’s comment, Purchaser has revised the disclosure in the Revised Tender Offer Materials to explain the basis for the offeror’s belief with respect to the CVRs (see pages 2 and 3 of the Revised Offer to Purchase):

“We cannot predict whether any CVR Proceeds will be received or, if any CVR Proceeds are received, the amount or timing of any such receipt. In connection with the Offer, the offeror did not engage any independent valuation firm to conduct an analysis of the potential value of the CVR Proceeds or receive any material non-public information assessing the value of the CVR Proceeds. The offeror is relying on Turnstone’s estimate of the CVR Proceeds that would be payable. Accordingly, in making a decision to tender your Shares in the Offer, you should understand that there can be no assurance whether there will be any payments under the CVR Agreement or with respect to the amount and timing of such payments (if any). You should also understand that, as discussed below, it is estimated that the amount that will be payable under the CVRs will be approximately $0.03 per CVR. Turnstone has determined that the maximum payout for the CVR is estimated to be up to $0.05 per CVR, assuming payment in full of the tax refund and lease deposit and no positive or negative adjustment to the CVR Proceeds because of a Net Cash Excess or a Net Cash Shortfall, respectively. After accounting for the likelihood of different payment scenarios for the tax refund and lease deposit, Turnstone has applied a 40% discount for the tax refund and lease deposit and has assumed no adjustments for net cash calculations under the CVR Agreement. Accordingly, the probability-weighted estimate of the amount payable is $0.03 per CVR.

July 23, 2025 Page 4

In determining the probability-weighted estimated payout, we note that there can be no assurance: (i) that Turnstone will receive the tax receivables and/or the return of a lease security deposit prior to the expiration of the CVRs necessary for payment pursuant to the CVRs, (ii) that there will be any positive or negative adjustments based on the post-closing calculation of Closing Net Cash or (iii) regarding the exact amount of CVR Proceeds or the timing of any such payment, if any. Neither the Merger Agreement nor the CVR Agreement requires Purchaser to use any efforts in connection with the CVR Proceeds. The discount reflects Turnstone’s assessment of the fair value of the CVRs, taking into account the contingent nature of the payment, the absence of industry benchmarks for similar instruments, and the inherent uncertainty regarding the receipt of payments for the tax refunds or security deposit. This estimate is subject to change and should not be construed as a prediction or guarantee of actual payments under the CVRs. If any CVR Proceeds are received after one year following the date of the closing of the Merger, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. Accordingly, in deciding whether to tender your Shares into the Offer, you should understand that it is possible that no payment will be made pursuant to the CVRs.”

* * * * *

If you have any further questions or comments, or if you require any additional information, please contact Branden Berns of Gibson, Dunn & Crutcher LLP, by telephone at (415) 393-4631. Thank you for your assistance.

Very truly yours, Owen Hughes

By:	/s/ Owen Hughes
Owen Hughes

Via E-mail:

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Gibson, Dunn & Crutcher LLP

Sammy Farah, Turnstone Biologics Corp.